CONFORMED COPY

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For November 22, 2005

CITY TELECOM (H.K.) LIMITED

(Translation of registrant’s name into English)

Level 39

Tower I, Metroplaza

No. 223 Hing Fong Road

Kwai Chung

New Territories

Hong Kong

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒  Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐  No  ☒

City Telecom (H.K.) Limited (the “Company”) is furnishing under cover of Form 6-K a press announcement dated November 21, 2005 containing the Company’s annual results for the year ended August 31, 2005.

SIGNATURE

Pursuant to the requirements of section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CITY TELECOM (H.K.) LIMITED

By:	/s/ Corinna Sio
Name:	Corinna Sio
Title:	Finance Director

Dated: November 22, 2005

(Stock code: 1137)

HIGHLIGHTS

•	Group revenue down 2.8% year-on-year to HK$1,137.4 million due to International Telecom Services (IDD) revenue fall overshadowing Fixed Telecom Network Services (FTNS) revenue gains. FTNS is now 53.2% of total revenues.

•	FTNS subscription base for voice, broadband and pay-TV services grew by 166,000 to reach 631,000 as of 31 August 2005, a 35.7% YoY jump.

•	Group EBITDA profit fell from HK$245.0 million in FY04 to HK$65.5 million in FY05 due to reduced IDD profitability and ramp-up of FTNS marketing activities.

•	Inclusive of HK$237.7 million of depreciation of fixed assets and amortization of goodwill expenses, net loss of HK$206.4 million was reported for the year ended 31 August 2005.

The Board of Directors of City Telecom (H.K.) Limited (the “Company” or “CTI”) is pleased to announce the audited consolidated results of the Company and its subsidiaries (the “Group”) for the year ended 31 August 2005 together with the comparative figures for the previous year as follows:

Consolidated profit and loss account

for the year ended 31 August 2005

	Note	2005 HK$’000	2004 HK$’000
Turnover	2	1,137,356	1,169,880
Other revenues	2	19,615	6,421
Network costs	3	(339,402)	(331,408)
Other operating expenses		(976,184)	(793,125)

Operating (loss)/profit	4	(158,615)	51,768
Finance costs	5	(54,462)	(175)

(Loss)/profit before taxation		(213,077)	51,593
Tax benefit/(expense)	6	6,725	(2,043)

(Loss)/profit attributable to shareholders		(206,352)	49,550

Dividends	7	—	54,947

Basic (loss)/earnings per share	8	(33.6) cents	8.1 cents

Diluted (loss)/earnings per share	8	(33.6) cents	8.1 cents

Consolidated Balance sheet as at 31 August 2005

	Note	2005 HK$’000	2004 HK$’000
Goodwill		1,066	2,131
Fixed assets		1,336,543	1,158,875
Other investments		25,901	25,604
Long term bank deposit		15,540	15,600
Long term receivable and prepayment		13,099	6,206
Deferred tax assets		—	229
Deferred expenditure		21,131	21,563
Current assets
Accounts receivable		80,189	134,849
Other receivables, deposits and prepayments		78,758	44,029
Inventories		1,957	—
Tax recoverable		535	—
Pledged bank deposits		90,447	26,805
Term deposits		92,850	—
Cash and cash equivalents		539,591	247,517

		884,327	453,200

Current liabilities
Accounts payable		90,762	122,459
Other payables and accrued charges		223,208	188,605
Deposits received		15,510	17,983
Current portion – deferred services income		36,744	35,288
Taxation payable		1,728	1,173
Current portion – obligation under finance lease		1,194	—
Short-term bank loan – secured		—	19,170
Current portion – long-term bank loan – secured		—	13,333

		369,146	398,011

Net current assets		515,181	55,189

		1,928,461	1,285,397

Financed by:
Share capital		61,412	61,057
Reserves	9	909,221	1,114,641

Shareholders’ funds		970,633	1,175,698

Non-current liabilities

Deferred tax liabilities		10,539	18,891
Long-term deferred services income		—	4,141
Long-term debt and other liabilities		947,289	86,667

		1,928,461	1,285,397

Notes to the accounts

1. Basis of preparation

The accounts have been prepared in accordance with all applicable Hong Kong Financial Reporting Standards (which includes all applicable Statements of Standard Accounting Practice and Interpretations) issued by the Hong Kong Institute of Certified Public Accountants (“HKICPA”), accounting principles generally accepted in Hong Kong and the requirements of the Hong Kong Companies Ordinance. These accounts also comply with the applicable disclosure provisions of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited. They have been prepared under the historical cost convention except that, as disclosed in the accounting policies below, other investments are stated at fair value and senior notes are stated at fair value on the date of inception. The Group has added an accounting policy following its issuance of 10-year senior notes due 2015 at fixed interest rate of 8.75% per annum during the year ended 31 August 2005.

The HKICPA has issued a number of new and revised Hong Kong Financial Reporting Standards and Hong Kong Accounting Standards (“HKAS”) (collectively, “new HKFRSs”) which are effective for accounting periods beginning on or after 1 January 2005. The Group has not early adopted these new HKFRSs in the accounts for the year ended 31 August 2005.

The Group has made a preliminary assessment of the impact of these new HKFRSs and has concluded that the adoption of HKFRS 2 “Share-based Payment”, HKFRS 3 “Business Combinations” and HKAS 39 “Financial Instruments: Recognition and Measurement” will have an impact on the Group’s accounts as described below:

HKFRS 2 “Share-based Payment”

With effect from 1 September 2005, HKFRS 2 requires that the Group recognises the fair value of share options granted to employees as an expense in the profit and loss account, or as an asset, if the cost qualifies for recognition as an asset under the Group’s accounting policies. A corresponding increase is recognised in a capital reserve within equity. HKFRS 2 requires that the fair value of the share options is measured at the date of grant. Where the employees are required to meet vesting conditions before they become entitled to the options, the fair value of the options granted should be recognised over the vesting period.

Under the transitional provisions of HKFRS 2, the Group can choose not to apply this treatment to share-based payments which were granted on or before 7 November 2002 or which were granted after 7 November 2002 but already vested before 1 September 2005. Had this revised accounting standard been adopted for the year ended 31 August 2005, the other operating expenses and the capital reserve of the Group would increase due to the recognition of share-based compensation expense. Management has assessed and considered the impact of the adoption of this new policy on the Group’s profit/(loss) attributable to shareholders and net assets not significant.

HKFRS 3 “Business Combinations”

With effect from 1 September 2005, HKFRS 3 requires goodwill to be recorded at cost less any accumulated impairment losses. Positive goodwill under HKFRS 3 is no longer amortised but requires annual test for impairment, including in the year of its initial recognition, as well as when there are indications of impairment. Impairment losses are recognised when the carrying amount of the cash generating unit to which the goodwill has been allocated exceeds its recoverable amounts.

In accordance with HKFRS 3, if the fair value of the net assets acquired in a business combination exceeds the consideration paid (i.e. an amount arises which would have been known as negative goodwill), the excess is recognised immediately in the consolidated profit and loss account as it arises.

In accordance with the transitional arrangements under HKFRS 3, goodwill which had previously been taken directly to reserves (i.e. goodwill which arose before 1 January 2000) will not be recognised in the consolidated profit and loss account on disposal or impairment of the acquired business, or under any other circumstances.

This new policy is to be applied prospectively from 1 September 2005 in accordance with the transitional arrangements under HKFRS 3. This will result in a change to the Group’s current accounting policies from 1 September 2005 onwards on the amortisation of goodwill. The new policy in respect of negative goodwill would have no impact on the consolidated accounts of the Group.

Had this revised accounting standard been adopted for the year ended 31 August 2005, the other operating expenses would decrease and the goodwill balance would increase because of the cessation of the amortisation of the goodwill balance.

Management has assessed and considered the impact of the adoption of this policy on the Group’s consolidated profit/(loss) attributable to shareholders and consolidated net assets not significant.

HKAS 39 “Financial Instruments: Recognition and Measurement”

With effect from 1 September 2005, HKAS 39 requires the following:

–	All non-trading investments are classified as available-for-sale securities and carried at fair value. Changes in fair value are recognised in equity, unless there is objective evidence that an individual investment has been impaired. If there is objective evidence that an individual investment has been impaired, any amount held in fair value reserve in respect of the investment is transferred to the profit and loss account for the period in which the impairment is identified. Any subsequent increase in the fair value of available- for-sale securities is recognised directly in equity.

Based on management’s evaluation, the impact of the adoption of this new policy would not be significant on the accounts of the Group.

–	All derivative financial instruments entered into by the Group are stated at fair value. The accounting for changes in fair value depends on whether the derivative instrument qualifies as a hedge. Gains and losses on a derivative instrument designated and qualifying as a fair value hedge as well as the offsetting loss or gain on the hedged item attributable to the hedged risk shall be recognised currently in the profit and loss account. The effective portion of the gain or loss on a derivative instrument designated and qualifying as a cash flow hedge shall be reported in equity and reclassified into earnings in the same period or periods during which the hedged forecasted transaction impact earnings. Any ineffective portion of the changes in fair value of the derivatives is recognised in the profit and loss account.

Management expects that the adoption of this new policy would result in an increase or decrease in the net asset or the other revenues of the Group depending on the change in fair value of the financial instruments. Had this new policy been adopted in the year ended 31 August 2005, the other revenues and the net asset of the Group would increase due to the recognition of the gain in increase in fair value of the interest rate swap and foreign forward exchange contracts.

–	Convertible notes issued are split into their liability and equity components at initial recognition by recognising the liability component at its fair value and attributing to the equity component the difference between the proceeds from the issue and the fair value of the liability component. The liability component is subsequently carried at amortised cost. The equity component is recognised in the capital reserve until the note is either converted (in which case it is transferred to share premium) or the note is redeemed (in which case it is released directly to retained profits).

This new policy in respect of convertible notes would have no impact on the accounts because the Group did not issue any convertible notes as defined under HKAS 32.

The Group is continuing its assessment of the impact of other new HKFRSs and other significant changes may be identified as a result.

2. Turnover, other revenues and segmental information

The Group is principally engaged in the provision of international telecommunications services and fixed telecommunications network services to customers in Hong Kong and Canada. Revenues recognised during the year are as follows:

	2005 HK$’000	2004 HK$’000
Turnover
International telecommunications services	532,595	627,978
Fixed telecommunications network services (note (c))	604,761	541,902

	1,137,356	1,169,880

Other revenues
Interest income	13,578	3,753
Other income	6,037	2,668

	19,615	6,421

Total revenues	1,156,971	1,176,301

(a) Primary reporting format – business segments

The Group is organised on a worldwide basis into two business segments:

–	International telecommunications – provision of international long distance calls services

–	Fixed telecommunications network – provision of dial up and broadband Internet access services, local voice-over-IP services and IP-TV services.

The Group’s inter-segment transactions mainly consist of provision of leased lines services. These transactions were entered into on similar terms as those contracted with third parties.

	2005
	International tele- Communications Services HK$’000	Fixed tele- communications network services HK$’000	Elimination HK$’000	Group HK$’000
Turnover
External sales	532,595	604,761	—	1,137,356
Inter-segment sales	4,108	33,188	(37,296)	—

	536,703	637,949	(37,296)	1,137,356

Segment results	105,359	(263,974)		(158,615)

Finance costs				(54,462)

Loss before taxation				(213,077)
Tax benefit				6,725

Loss attributable to shareholders				(206,352)

	2004
	International tele- communications services HK$’000	Fixed tele- communications network services HK$’000	Elimination HK$’000	Group HK$’000
Turnover
External sales	627,978	541,902	—	1,169,880
Inter-segment sales	5,682	30,183	(35,865)	—

	633,660	572,085	(35,865)	1,169,880

Segment results	161,463	(109,695)		51,768

Finance costs				(175)

Profit before taxation				51,593
Tax expense				(2,043)

Profit attributable to shareholders				49,550

(b) Secondary reporting format – geographical segments

Although the Group’s two business segments are managed on a worldwide basis, they operate in two main geographical areas:

–	Hong Kong – international telecommunications and fixed telecommunications network services

–	Canada – international telecommunications and fixed telecommunications network services

In presenting information on the basis of geographical segments, turnover and segment results are presented based on the geographical location of customers. There were no sales between the geographical segments.

	Turnover		Segment results
	2005 HK$’000	2004 HK$’000	2005 HK$’000	2004 HK$’000
Hong Kong	1,114,118	1,145,102	(155,810)	53,375
Canada	23,238	24,778	(2,805)	(1,607)

	1,137,356	1,169,880	(158,615)	51,768

(c) Hong Kong Broadband Network Limited, (“HKBN”), a wholly owned subsidiary of the Group, as a Fixed Telecommunications Network Services (“FTNS”) licensee, provides interconnection services to enable delivery of telecommunications service to customers of different operators. Since the FTNS license was granted by the Office of the Telecommunications Authority (“ TA”) and interconnection services have been provided, the Group has been recognising interconnection ser vices billed to mobile operators as revenue (“mobile interconnection charges” or “MIC”). For the year ended 31 August 2004, the Group recorded MIC of $38,376,000 and had receivables of $44,617,000 at 31 August 2004 representing MIC from 2002 to 2004 due from several mobile operators.

The charges were determined using the available rates under the existing calculation model (fully distributed cost model) for interconnection services between fixed and mobile operators, which are based on historical cost data of PCCW-HKT Telephone Limited (“PCCW-HKT”). In May 2004, TA confirmed to HKBN that mobile operators should pay interconnection charges to fixed network operators in accordance with the existing charging principles under the relevant TA statements. In August 2004, TA agreed to make a determination under section 36A of the Telecommunications Ordinance to cover the level of mobile and fixed interconnection charges payable by one of the mobile operators to HKBN; and the effective date of the determined interconnection charges.

As of 31 August 2005, the level of MIC billed to one of the mobile operators and the effective date of the determined MIC is still under the determination process from TA. According to TA statement “Revision of Procedures on Making Determinations on Terms and Conditions of Interconnection Agreements” dated 27 September 2001, the benchmark for determination processing time on “Complex Cases” is approximately six and a half months. This benchmark processing time has been passed during the year but the determination is still in progress with no determination made as of the date of this announcement. Therefore, the Group performed an assessment as at 31 August 2005 on the timing of the recoverability of these charges and determined that it is not able to provide a reasonable estimate on the timing of the completion of the determination process. Accordingly, the Group concluded that no revenue from the MIC billed to several mobile operators should be recognised for the year ended 31 August 2005.

In addition, the Group concluded that future MIC would be recognised as revenue on a cash basis or when the uncertainties no longer exist. Management has undertaken to continue to evaluate the situation and monitor the progress of TA’s determination.

Management also evaluated the collectibility of the receivables of $44,617,000 relating to MIC as at 31 August 2005 and determined that a full bad debt provision needs to be made due to the uncertainties about the timing of the collection and the long outstanding aging of the receivable balance.

3. Network costs

Network costs mainly include interconnection charges paid to local and overseas carriers, leased line rentals, license fees and production costs for the IP-T V service, and do not include depreciation charge which are included in other operating expenses.

The Group estimates the Universal Services Contributions (“USC”) payable to PCCW-HKT to fund the costs of network development in remote areas in Hong Kong and includes such estimated costs as part of the network costs. TA periodically reviews the actual costs of such developments and revises the amounts owed to PCCW-HKT or to be refunded by PCCW-HKT to the USC contributing parties.

On 11 November 2005, TA issued a statement on the USC and confirmed the actual contribution level for calendar year 2003. In aggregate, an amount of $6,447,888 was recorded as a reduction against the network costs of the Group for the year ended 31 August 2005.

On 19 November 2004, TA issued a statement on the USC and confirmed the actual contribution level for calendar year 2002. In aggregate, an amount of $31,688,696 was recorded as a reduction against the network costs of the Group for the year ended 31 August 2004.

The actual contribution level for calendar year 2004 and 2005 is not yet confirmed by TA.

4. Operating (loss)/profit

The operating (loss)/profit is stated after crediting and charging the following:

	2005 HK$’000	2004 HK$’000
Crediting:

Net exchange gains	3,300	131
Gain on disposal of fixed assets	134	34
Reversal of network costs accrued for in prior years	—	10,188
Unrealised gain on other investments	300	—

Charging:

Amortisation of goodwill	1,065	1,065
Amortisation of deferred expenditure	12,927	1,828
Auditors’ remuneration	1,914	1,279
Depreciation of owned fixed assets	236,269	195,952
Depreciation of fixed assets held under finance leases	380	—
Operating lease charges in respect of land and buildings	13,081	8,084
Operating lease charges in respect of computer equipment	914	31
Provisions for doubtful debts (note)	60,563	11,502
Research and development costs	11,023	5,962
Unrealised losses on other investments	—	1,696

Staff costs (including directors’ emoluments)	273,833	244,944
Less: Staff costs capitalised as fixed assets	(20,846)	(18,294)

	252,987	226,650

Note:	Include provision for receivables of MIC of $44,617,000 (note 2(c)).

5. Finance costs

	2005 HK$’000	2004 HK$’000
Interest on long-term bank loan and overdrafts	2,421	3,228
Interest element of finance leases	23	—
Interest on 10-year senior notes	52,372	—
Amortisation of incidental issuance costs	1,693	—

Total borrowing cost incurred	56,509	3,228

Less: Amount capitalised as fixed assets
– Interest capitalised (note)	(2,047)	(2,553)
– Other incidental borrowing costs	—	(500)

Total borrowing cost capitalised	(2,047)	(3,053)

	54,462	175

note:	The entire sum of current year’s interest from the long-term bank loan, which was fully repaid during January 2005, is capitalised as fixed assets.

6. Taxation

Hong Kong profits tax has been provided at the rate of 17.5% (2004: 17.5%) on the estimated assessable profit for the year. Taxation on overseas profits has been calculated on the estimated assessable profit for the year at the rates of taxation prevailing in the overseas countries in which the Group operates.

The amount of tax (benefit)/expense recorded in the consolidated profit and loss account represents:

	2005 HK$’000	2004 HK$’000
Current taxation:
– Hong Kong profits tax	147	1,537
– Overseas taxation	919	596
– Underprovisions in prior years	333	1,221
Deferred taxation relating to the origination and reversal of temporary differences	(8,124)	(1,311)

Tax (benefit)/expense	(6,725)	2,043

7. Dividends

(a) Dividends attributable to the year

	2005 HK$’000	2004 HK$’000
2004, interim dividends, proposed after the balance sheet date, of HK$0.015 per ordinary share	—	9,158

	—	9,158

The Board of Directors has resolved not to declare any final dividend for the year ended 31 August 2005.

(b) Dividends attributable to the previous financial year, approved and paid during the year:

	2005 HK$’000	2004 HK$’000
2003, final dividends, approved and paid during the year, of HK$0.075 per ordinary share	—	45,789

	—	45,789

8. (Loss)/earnings per share

	2005 HK$’000	2004 HK$’000
(Loss)/profit attributable to shareholders	(206,352)	49,550

	2005 No. of shares	2004 No. of shares
Weighted average number of shares in issue	613,525	610,095
Incremental shares from assumed exercise of share options	—	604
Incremental shares from assumed exercise of warrants	—	3,666

Diluted weighted average number of shares	613,525	614,365

Basic (loss)/earnings per shares	(33.6) cents	8.1 cents
Diluted (loss)/earnings per shares	(33.6) cents	8.1 cents

The number of shares used in the calculation of diluted loss per share is equal to the number of shares used to calculate basic loss per share for the year ended 31 August 2005 as the incremental effect of share options would be anti-dilutive in a loss-making year.

9. Reserves

	Share premium HK$’000	Warrant reserve HK$’000	Retained profits HK$’000	Exchange reserve HK$’000	Total HK$’000
At 1 September 2003	615,886	858	500,704	1,231	1,118,679
2003 final dividends paid	—	—	(45,789)	—	(45,789)
2004 interim dividends paid	—	—	(9,158)	—	(9,158)
Profit attributable to shareholders	—	—	49,550	—	49,550
Exercise of warrants	—	(493)	—	—	(493)
Premium on shares issued upon exercise of share options	115	—	—	—	115
Premium on shares issued upon exercise of warrants	1,985	—	—	—	1,985
Exchange adjustments on translation of the accounts of subsidiaries	—	—	—	(248)	(248)

At 31 August 2004	617,986	365	495,307	983	1,114,641

At 1 September 2004	617,986	365	495,307	983	1,114,641
Realisation of outstanding warrant reserve upon warrant expiration	—	(18)	18	—	—
Loss attributable to shareholders	—	—	(206,352)	—	(206,352)
Exercise of warrants	—	(347)	—	—	(347)
Premium on shares issued upon exercise of share options	25	—	—	—	25
Premium on shares issued upon exercise of warrants	1,397	—	—	—	1,397
Exchange adjustments on translation of the accounts of subsidiaries	—	—	—	(143)	(143)

At 31 August 2005	619,408	—	288,973	840	909,221

FINANCIAL REVIEW

During the period under review, competition remained unrelenting. The 15.2% fall in our IDD revenue to HK$532.6 million overshadowed our 11.6% increase in FTNS revenues to HK$604.8 million.

Group EBITDA profit fell from HK$245.0 million in FY04 to HK$65.5 million in FY05 due to reduced IDD profitability and ramp-up of FTNS marketing activities.. During FY05, we made substantial operating expenditure investments in brand enhancement, including the launch of the “Liu Xiang bb1000” campaign in 2H FY05. Liu Xiang, as the reigning Gold medal holder for 110 meter hurdles, is China’s first male Olympic Track and Field Gold Medalist.

Depreciation of fixed assets and amortization of goodwill expenses increased by 20.7% to HK$237.7 million. Finance costs also increased from HK$175,000 to HK$54.5 million due to the interest on US$125 million senior notes issued in January 2005. (Loss)/profit to attributable to shareholders moved from HK$49.6 million profit in FY04 to HK$206.4 million loss in FY05.

LIQUIDITY AND CAPITAL RESOURCES

As at 31 August 2005, the Group had cash and bank balances of approximately HK$738.4 million and outstanding borrowing of HK$948.5 million. During the year, we issued a US$125 million 10-year senior notes at fixed interest rate of 8.75% per annum in January 2005 (equivalent to HK$971 million). The use of proceeds include the full repayment of an existing HK$197 million bank loan, capital expenditure for expansion of home pass coverage in Hong Kong from 1.2 million to 1.8 million, additional working capital and for general corporate purpose.

Capital expenditure incurred during the year was HK$419.1 million, the majority of which, approximately HK$407.5 million, was invested in the local fixed telecommunication network. Our network development will require ongoing capital expenditure that will be met by internally generated cashflow and the proceeds from senior notes issued in January 2005.

The debt maturity profiles of the Group as at 31 August 2004 and 2005 were as follows:

	2005 HK$’000	2004 HK$’000
Repayable within one year	1,194	32,503
Repayable in the second year	1,218	20,000
Repayable in the third to fifth year	723	60,000
Repayable after the fifth year	945,348	6,667

Total	948,483	119,170

At 31 August 2005, all outstanding borrowings are on fixed interest rate and all outstanding borrowings are denominated in United States dollars or Hong Kong dollars. The net debt to net asset gearing ratio of the Group for this year is 0.22 times which is calculated as below:

2005 HK$’000
Net Debt (note (a))	210,055
Net Assets	970,633

Gearing (times)	0.22

note(a)    Includes long term deposit and pledged deposits.

CHARGE ON GROUP ASSETS

At 31 August 2005, the Group had bank facilities of US$9.0 million which was secured by a pledged deposit of US$9.9 million. In addition, an outstanding forward foreign exchange contract was secured by a pledged deposit of RMB4.7 million and certain bank guarantees provided to suppliers and to utility vendors in lieu of payment of utility deposits were secured by pledged deposits of HK$9.0 million (compared to pledged bank deposits of US$800,000 and HK$1.4 million, and a charge over an investment with a market value of US$468,000 as of 31 August 2004).

EXCHANGE RATES

The Group’s foreign currency exposures mainly arise from its borrowings denominated in foreign currency and from purchase of goods and services of its overseas operations. The Group periodically reviews the potential costs and benefits of hedging, and when necessary, the Group mainly uses forward foreign exchange contracts to manage the currency exposure.

During the year, the Group arranged RMB forward purchases and US dollar forward purchases of approximately RMB155.6 million and US$13.4 million to hedge the foreign currency exposure.

CONTINGENT LIABILITIES

As at 31 August 2005, the Group had total contingent liabilities in respect of guarantees provided to suppliers of HK$6.2 million (31 August 2004: HK$6.3 million) and to utility vendors in lieu of payment of utility deposits of HK$3.8 million (31 August 2004: HK$3.6 million).

BUSINESS REVIEW

Fixed Telecommunications Network Services (FTNS)

During the year we grew our FTNS subscription base by 166,000 or 35.7% year-on-year to 631,000 as of 31 August 2005. Our strategy for growth is to secure both new customer relationships and to up-sell multiple (voice, broadband and IP-T V ) services to our existing customers.

On voice services, we grew our subscription base by 57,000 or 24% year-on-year to 294,000 subscriptions. This growth was achieved despite an aggressive market share “win-back” campaign by the incumbent operator. Industry competition for voice services has intensified to the extent that new acquisition pricing is often below the regulated wholesale price of Type II unbundled local loop access. In our view, if this level of competition continues, it will accelerate the industry consolidation towards the key facilities-based carriers.

On broadband services, we grew our subscription base by 32,000 or 16% year-on-year to 229,000. During the year, we focused on service differentiation with the commercial launch of our “bb100” and “bb1000” supported by the Liu Xiang advertising campaign; our service portfolio of “bb10”, “bb100” and “bb1000” which respectively offer symmetric 10Mbps, 100Mbps and 1Gbps services, is the most comprehensive service suite available in Hong Kong. Furthermore, we widen the service advantage by introducing value-added services bbDrive (on line virtual hard drive with up to 10G storage, bbGuard (anti-spam and anti-virus package) and bbWatch (full screen IP-TV experience via the PC).

On IP-T V, we grew our subscription base by 78,000 or 252% year-on-year to 109,000. In the past twelve months, we have enhanced the service attraction by adding content such as J-League soccer from Japan, 24/7 Korean Channel plus two “Drama Buffet” Near-Video-On-Demand channels that empowers viewers to select and watch drama series by the episode of their choice.

International Telecommunications Services (IDD)

At CTI, we have long forewarned the sunset nature of the basic IDD industry. Unlike typical incumbents, instead of fighting the sunset, our approach is to accelerate the sunset by aggressively taking advantage of technological improvement and also new and more efficient business models. For example, if we were in the photography industry we would embrace the digital process rather than continue to invest in traditional film procedures. In FY05, the capital investment required in our IDD business was HK$11.6 million which represents just 3% of our total HK$419.1 million capital expenditure spend.

In October 2005, we launched our “2b” global Hong Kong access number service. This Voice Over Internet Protocol ( VOIP) service can convert any global broadband access point into a Hong Kong telephone phone number, such that users around the World can enjoy a virtual presence in Hong Kong. All calls to and from the assigned Hong Kong number enjoy free un-metered local rates, irrespective of the international location of the 2b user. Whilst this service will accelerate the cannibalization of our own IDD services, we believe the addressable global market potential far outweighs our IDD downside within Hong Kong. As such, in Phase I of our 2b investment, we have already provisioned for 1 million subscription capacity which in the context of Hong Kong’s total market 3.8 million fixed line subscriptions appears excessive but in the context of our target Global Chinese community base is reasonable.

PROSPECTS

Our successful US$125 million 2015 senior notes issued in January 2005 has altered our 5 year business objectives. Whereas prior to the fund raising, we were managing the business closer toward maturity of the existing investment, securing the 10-year funding has enabled us to set larger and more ambitious targets. Whilst FY05 represents our first ever full year corporate loss in our 13 year history, our gross cash balance of HK$738.4 million is also the highest in our history. As such, we believe that our impact on the industry in the next 13 years will be far greater than our first 13 years. Over the next three to four years, the strategic investment of our cash balance will be take precedence over near term profitability. At CTI, we are working towards building Hong Kong most successful alternative carrier for the benefit of the community and for our shareholders.

EMPLOYEE RELATIONS

As of 31 August 2005, the CTI Group had approximately 3,896 permanent full-time employees, the total staff related cost was approximately HK$439 million for fiscal year 2005. CTI Group offers remuneration packages consisting of basic salary, bonus and other benefits. Bonus payments are discretionary and dependent on performance of both CTI Group and the individual employee. In addition to the comprehensive medical and life insurance coverage, CTI Group provides share options as well as competitive retirement benefits.

PURCHASE, SALE OR REDEMPTION OF LISTED SECURITIES

The Company has not redeemed any of its listed securities during the year. Neither the Company nor any of its subsidiaries has purchased or sold any of the Company’s listed securities during the year.

AUDIT COMMITTEE

The Audit Committee has reviewed with management the accounting principles and practices adopted by the Group and discussed auditing, internal controls and financial reporting matters including a review of the full year financial statements and reports for the year ended 31 August 2005. The Audit Committee comprises Mr. Lee Hon Ying, John (the Chairman of the Audit Committee), Dr Chan Kin Man and Mr. Peh Jefferson Tun Lu who are the independent non-executive directors of the Company.

CODE OF CORPORATE GOVERNANCE PRACTICES

Despite the relevant disclosure requirement towards the extent of compliance of the Corporate Governance Code as laid down in Appendix 14 of the Listing Rules has not yet taken effect on the Company with its financial year ended 31 August 2005, the Company nevertheless has initiated its best endeavours to have complied with most Code provisions, which details are stated in our forthcoming annual report.

GENERAL INFORMATION

The unqualified auditors’ report will be included in the annual report to shareholders.

PUBLICATION OF DETAILED ANNUAL RESULTS ON THE WEBSITE OF THE STOCK EXCHANGE OF HONG KONG LIMITED

A detailed annual results containing the information required by Appendix 16 of the Listing Rules will be published on the website of The Stock Exchange of Hong Kong Limited in due course.

As at the date of this announcement, the executive directors of the Company are Mr. Wong Wai Kay, Ricky (Chairman), Mr. Cheung Chi Kin, Paul (Managing Director), Ms. Sio Veng Kuan, Corinna; the non-executive director is Mr. Cheng Mo Chi, Moses; and the independent non-executive directors are Mr. Lee Hon Ying, John, Dr. Chan Kin Man and Mr. Peh Jefferson Tun Lu.

By Order of the Board

Eva Leung

Company Secretary

Hong Kong, 21 November 2005

“Please also refer to the published version of this announcement in South China Morning Post.”